Exhibit 99.2

Robo.ai Inc. Announces Results of Extraordinary General Meeting

DUBAI, United Arab Emirates, October 26, 2026 — Robo.ai Inc. (Nasdaq: AIIO) (the “Company”), a UAE-based, U.S.-listed company, today announced that each of the proposed resolutions submitted for shareholder approval as set forth in the notice of extraordinary general meeting of shareholders dated October 16, 2026 has been adopted at its extraordinary general meeting of shareholders held in Dubai, United Arab Emirates today.

After the adoption of the proposed resolutions, the seventh amended and restated memorandum and articles of association are adopted. Following the effectiveness of the share consolidation and increase in authorized share capital on November 6, 2026, (i) the Company’s authorized share capital will be US$19,250,000 divided into 385,000,000 shares, comprising 35,000,000 Class A ordinary shares with a par value of US$0.05 per share, and 350,000,000 Class B ordinary shares with a par value of US$0.05 per share, and (ii) the Company’s issued and outstanding shares will comprise 552,700 Class A ordinary shares with a par value of US$0.05 and 8,894,680 Class B ordinary shares with a par value of US$0.05. All fractional shares resulting from the reverse stock split will be disregarded and not be issued to the shareholders of the Company but all such fractional shares will be aggregated and, if possible, sold and distributed to the underlying shareholders as per latest decision of the board of directors of the Company.

About Robo.ai Inc.

Robo.ai Inc. (Nasdaq: AIIO), headquartered in Dubai, United Arab Emirates, is a Nasdaq-listed technology group building intelligent infrastructure across four platforms: artificial intelligence; robotics and smart mobility; advanced manufacturing; and digital assets and capital. Its industrial group, Alif Holding, is dedicated to building intelligent industries through the development, integration and manufacturing of AI systems, serving government, public sector and mission-critical domains. Through its subsidiary Neurovia AI, the Company develops AI software and visual data infrastructure. Quantum Core Capital (“QC Capital”), its AI-powered deep-tech holding and venture-building platform, incubates, invests in and operates businesses across artificial intelligence, robotics, digital infrastructure and the next-generation digital economy.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements. Robo.ai may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Robo.ai’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Robo.ai’s strategies, future business development, and financial condition and results of operations; Robo.ai’s limited operating history in its current business; Robo.ai’s ability to generate positive cash flow and profits; Robo.ai’s ability to compete successfully; Robo.ai’s ability to build its brand and withstand negative publicity; and changes in customer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Robo.ai’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Robo.ai does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

For investors:
Robo.ai Inc. Investor Relations
E-mail: ir@roboai.group

For media:
Robo.ai Inc. Corporate Communications
E-mail: pr@roboai.group

Website: www.roboai.group